DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Accounting Branch Chief
Division of Corporation Finance

August 29, 2012

Re:	Deutsche Bank Aktiengesellschaft
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 20, 2012
File No. 001-15242

Ladies and Gentlemen:

We have received your letter, dated August 24, 2012, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2011.

You have requested that we respond to your letter within 10 business days. Due to staff absences for annual vacation commitments we request a comment period extension of 10 business days. If you agree to this request, we will respond to your letter on or before Friday September 21, 2012.

Should you have any questions or comments, please feel free to contact me (ph: +49(69)910-31183; fax: +49(69)910-39741; e-mail: karin.dohm@db.com).

Deutsche Bank Aktiengesellschaft

/s/ Karin Dohm

Karin Dohm

Chief Accounting Officer - Global Head of Accounting Policy and Advisory Group